SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 LCA-Vision Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501803 20 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             Eduardo Baviera Sabater
                            Paseo de la Castellana 20
                               28046 Madrid, Spain
                               011-34-91-781-9880

                                 With a copy to:

                              Jonathan Klein, Esq.
                               DLA Piper LLP (US)
                           1251 Avenue of the Americas
                            New York, New York 10020
                                 (212) 335-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 19, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss.240.13d-l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501803 20 9
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Eduardo Baviera Sabater
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Spain
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    765,786
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           765,786
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     765,786
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No. 501803 20 9
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Julio Baviera Sabater
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Spain
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    634,698
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           634,698
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     634,698
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No. 501803 20 9
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Inversiones Telesan BV
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    765,786
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           765,786
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     765,786
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

CUSIP No. 501803 20 9
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Investment Ballo Holding BV
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    634,698
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           634,698
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     634,698
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

Explanatory Note

The Schedule 13D relating to the Common Stock of LCA-Vision Inc. (the "Company"), filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on November 5, 2008 (the "Initial 13D"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed by the Reporting Persons solely to amend Items 3-6.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is hereby amended and restated in its entirety as follows:

The amount of funds used by Ballo to purchase the 69,258 shares of Common Stock of the Company was approximately $185,000. The source of the funds was capital contributions by the owners of the holding company.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is hereby amended and restated in its entirety as follows:

The acquisition of the Common Stock by the Reporting Persons was originally made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company's board of directors or management, or any other change in the Company's business, corporate structure or capitalization. The Reporting Persons currently intend to purchase an aggregate of up to 10% of the outstanding common stock of the Company.

This filing is being made because of the Reporting Parties' continued interest about the Company's business and plans for the future with respect to its financial condition and business prospects. During the past week, Eduardo held discussions with Dr. Stephen Joffe and Mr. Craig Joffe, leaders of the LCA-Vision Full Value Committee which has made a definitive filing with the Securities and Exchange Commission ("SEC") of a consent solicitation statement relating to the solicitation of written consents from stockholders of the Company in connection with seeking to remove and replace the current members of the Board of Directors of the Company. In addition, during the past week, Eduardo held discussions with Steven Strauss, the Chief Executive Officer of the Company. In each case, Eduardo listened to the position of each party in light of the consent solicitation instituted by the LCA-Vision Full Value Committee which must obtain the necessary consents by April 9, 2009 to effect their proposed changes to the Company's Board of Directors and By-laws. To date, none of the Reporting Persons has determined whether or not to consent in favor of the LCA-Vision Full Value Committee's proposals. The Reporting Persons may have additional conversations with members of the LCA-Vision Full Value Committee or members of the Company's management in the future.

Although not currently contemplated, it is possible that the Reporting Persons change their intent regarding their influence on the Company in the future.

Except as set forth above, the Reporting Parties do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Parties may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

      (a) Pursuant to Rule 13d-3, Telesan may be deemed to own beneficially 765,786 shares of Common Stock, which represents 4.1% of all outstanding shares of Common Stock. Eduardo owns 98% of Telesan so he may also be deemed to own such shares. The remaining 2% of Telesan is owned by Eduardo's wife, Marina Diaz-Leante Martinez. Pursuant to Rule 13d-3, Ballo may be deemed to own beneficially 634,698 shares of Common Stock, which represents 3.4% of all outstanding shares of Common Stock. Julio owns 80% of Ballo so he may also be deemed to own such shares. The other 20% of Ballo is evenly owned between his two daughters, Ms. Leticia Baviera Omarrementeria (10%) and Ms. Carlota Baviera Omarrementeria (10%). Julio and Eduardo are brothers.

      (b) Eduardo individually has the sole power to vote 765,786 shares of Common Stock and dispose of 765,786 shares of Common Stock held by Telesan. As the 98% owner of Telesan, Eduardo makes all voting and investment decisions regarding investments. Julio individually has the sole power to vote 634,698 shares of Common Stock and dispose of 634,698 shares of Common Stock held by Ballo. As the 80% owner of Ballo, Julio makes all voting and investment decisions regarding investments.

      (c) The Reporting Parties have effected the following transactions in the shares of the Company's Common Stock during the past 60 days:

      Ballo made the following purchases, through ordinary brokerage transactions, during the past 60 days and did not make any sales:

      --------------------------------------------------------------------------
      Date of the Transaction      Number of Shares       Price per Share
      --------------------------------------------------------------------------
      January 27, 2009                       38,460               $2.5599
      --------------------------------------------------------------------------
      February 10, 2009                      30,000               $2.8000
      --------------------------------------------------------------------------
      February 12, 2009                         798               $2.8000
      --------------------------------------------------------------------------

      (d) Not applicable.

      (e) Not applicable.

      The filing of this Amendment shall not be construed as an admission that the Reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6. To the knowledge of the Reporting Persons, except as otherwise described in the Initial 13D and this Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2009




                                    /s/ Eduardo Baviera Sabater
                                    --------------------------------------------
                                    Eduardo Baviera Sabater


                                    /s/ Julio Baviera Sabater
                                    --------------------------------------------
                                    Julio Baviera Sabater

                                    INVERSIONES TELESAN BV



                                    By: /s/ Eduardo Baviera Sabater
                                        ----------------------------------------
                                            Name:  Eduardo Baviera Sabater
                                            Title:  Director

                                    INVESTMENT BALLO HOLDING



                                    By: /s/ Julio Baviera Sabater
                                        ----------------------------------------
                                            Name:  Julio Baviera Sabater
                                            Title:  Director